July 22, 2019

VIA EDGAR

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attention: Edward Kelly

Re:	Sunnova Energy International Inc.

Form S-1 Registration Statement

File No. 333-232393

Dear Mr. Kelly:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of Sunnova Energy International Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 24, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 1,930 copies of the Preliminary Prospectus dated July 12, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

***

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.
J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Christopher Pih
Name:	Christopher Pih
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Rhodes
Name:	Michael Rhodes
Title:	Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
Name:	Charles Park
Title:	Managing Director